Email from Steve to all employees

Fellow employees:

Today is a big day for BOK Financial, and I’m very excited to announce that we have signed an agreement to acquire CoBiz Financial, a $4 billion commercial bank based in Denver, Co. The transaction is expected to close in the fourth quarter. You can learn more about the transaction on our investor relations site at www.bokf.com.

This is a terrific acquisition for BOK Financial. It will benefit customers, employees, shareholders, and our communities alike, and this is a great fit for both organizations. In fact, CoBiz was one of the top banks on our list of potential acquisitions since we first formalized our current M&A strategy in 2014. The reasons why are numerous:

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First, like us, they are strongly focused on commercial banking. More importantly, there is positive cultural alignment between the two companies, including long-standing commitments to serving the community.

•	Second, the acquisition strengthens two key in-footprint growth markets with one transaction.

•	Third, CoBiz has a strong credit culture that is very much aligned with ours.

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Fourth, CoBiz generates less than 20% of revenue from fees, versus 40% for BOK Financial, so there will be plenty of cross-selling opportunities with their customers for those of you in fee-generating lines of business.

•	Finally, like BOK Financial, CoBiz has demonstrated an ability to grow organically over a long period of time.

We are very excited about the future of the combined organization. Upon closing, we will materially increase our deposit share in Colorado and Arizona. In fact, in Colorado, our deposit share will more than double, and our deposit share ranking will vault into the top 10 in the state. From a financial standpoint, the acquisition materially increases earnings per share and has a positive impact on other financial metrics including return on equity, return on assets, net interest margin, and efficiency ratio.

For those of you in client-facing roles, you should receive an information packet this morning from your division leadership with key messages and other materials. These will help you maximize this opportunity to talk about our company’s growth and the positive impacts it will have for clients.

I’d like to thank Steven Nell and the Mergers and Acquisitions team, along with all the other supporting groups who have helped make this acquisition possible.

It is a very exciting day for BOK Financial!

Sincerely,

Steve Bradshaw

Email from Corporate Communications to all employees

Yesterday you received a message from Steve Bradshaw announcing the agreement to acquire CoBiz Financial.  We are going to be filing more information about the transaction with the

Securities and Exchange Commission in a few weeks so please also note the following important notice in addition to that email:

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, BOK Financial Corporation will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial Corporation, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BOK Financial Corporation and CoBiz Financial Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from CoBiz Financial Inc. at ir.cobizfinancial.com or from BOK Financial Corporation by accessing BOK Financial Corporation’s website at www.bokf.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Inc. Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling (303) 312-3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Corporation Investor Relations at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma, by calling (918) 588-6000 or by sending an e-mail to investorrelations@bokf.com.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC.  Information regarding BOK Financial Corporation’s directors and executive officers is contained in BOK Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 15, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.